UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CEREVEL THERAPEUTICS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

15678U 128
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323

Copy to:
DLA Piper LLP (US)
The Marbury Building
6225 Smith Ave
Baltimore, MD 21209-3600
(410) 580-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 15678U 128	Page 2 of 9

1.	NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,349,211(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,349,211
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,349,211(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%(1)
14.	TYPE OF REPORTING PERSON CO

(1)
Based on 144,869,798 shares of common stock, par value $0.0001 per share (the “Common Stock”), reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the U.S. Securities and Exchange Commission on August 11, 2021. The decrease in the percentage of shares of Common Stock held by the Reporting Persons reported on this Amendment No. 2 resulted solely from the increase in the number of shares of Common Stock reported as outstanding by the Issuer.

CUSIP NO: 15678U 128	Page 3 of 9

1.	NAMES OF REPORTING PERSONS PF Equity Holdings 1 B.V. (“Holdings”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,349,211(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,349,211
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,349,211(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%(1)
14.	TYPE OF REPORTING PERSON CO

(1)
Based on 144,869,798 shares of common stock, par value $0.0001 per share (the “Common Stock”), reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the U.S. Securities and Exchange Commission on August 11, 2021. The decrease in the percentage of shares of Common Stock held by the Reporting Persons reported on this Amendment No. 2 resulted solely from the increase in the number of shares of Common Stock reported as outstanding by the Issuer.

CUSIP NO: 15678U 128	Page 4 of 9

Item 1.        Security and Issuer
This Amendment No. 2 (this “Amendment No. 2”) to the statement on schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 6, 2020, as amended by Amendment No. 1 filed with the Commission on July 9, 2021 (as amended, the “Statement”), relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Cerevel Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 222 Jacobs Street, Suite 200, Cambridge, Massachusetts 02141. The Issuer’s shares of Common Stock are listed on The Nasdaq Capital Market under the ticker symbol “CERE”.
Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement.  Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background
The following amends and restates the information set forth Item 2 of the Statement in its entirety.
(a) – (c) This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):
(i)Pfizer Inc., a Delaware corporation (“Pfizer”). The principal business address of Pfizer is 235 E. 42nd Street, New York, NY 10017. Pfizer is a research-based, global biopharmaceutical company.
(ii)PF Equity Holdings 1 B.V., a Dutch private limited company (besloten vennootschap) (“Holdings”). The principal business address of Holdings is Rivium Westlaan 142, 2909 LD, Capelle aan den IJssel, Netherlands. Holdings a wholly-owned subsidiary of Pfizer formed for the purpose of holding certain assets owned or controlled by Pfizer or its direct or indirect subsidiaries.
Set forth on Schedule I hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Persons’ directors and executive officers.
(d) – (e) During the last five years, none of the Reporting Persons nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3.	Source and Amount of Funds or Other Consideration
The following amends the information set forth Item 3 of the Statement by adding the following paragraph after the second paragraph of Item 3.
Effective as of September 10, 2021, Pfizer transferred its beneficial ownership of 27,349,211 shares of Common Stock of the Issuer (the “Shares”) to its wholly-owned subsidiary, Holdings, for no cash consideration. As discussed in further detail in Item 5 of the Statement, as amended by this Amendment No. 2, immediately following the completion of the transfer Pfizer holds shared voting and dispositive control over the Shares with Holdings.

CUSIP NO: 15678U 128	Page 5 of 9

Item 4.	Purpose of Transaction
The following amends and restates the information set forth in the second paragraph of Item 4 of the Statement in its entirety.
Pfizer acquired the securities reported herein for investment purposes. In their capacity as a significant stockholder of the Issuer with the right to representation on the board of directors of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Persons will review and intend to continue to review their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may, jointly or individually, from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of the Shares. The Reporting Persons may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors. Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer

The following amends and restates the information set forth in Item 5 of the Statement in its entirety.

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a)—(b)    As of the date of the Amendment No. 2, the Reporting Persons hold 27,349,211 shares of Common Stock, representing approximately 18.9% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 144,869,798 shares of Common Stock issued and outstanding as of August 6, 2021 reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, as filed with the U.S. Securities and Exchange Commission on August 11, 2021 The decrease in the percentage of shares of Common Stock held by the Reporting Person reported on this Amendment No. 2 resulted solely from the increase in the number of shares of Common Stock reported as outstanding as of August 6, 2021 by the Issuer in its quarterly report on Form 10-Q for the quarter ended June 30, 2021 filed with the Commission on August 11, 2021.

Holdings holds the Shares of record; however, because Holdings is a wholly-owned subsidiary of Pfizer, Holdings and Pfizer are both deemed to beneficially own the Shares, sharing both voting and dispositive power with respect to the Shares.

As a result of the voting arrangements described under Item 6 of the Statement, the Reporting Persons and BC Perception Holdings, LP (“BC Perception”) may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. Based on publicly available information as of the date of the Amendment No. 2, BC Perception owns 60,632,356 shares of Common Stock, or approximately 41.9% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by BC Perception.

CUSIP NO: 15678U 128	Page 6 of 9

To the applicable Reporting Person’s knowledge, none of the persons named in Schedule I hereto, beneficially owns any shares of Common Stock. None of the Reporting Persons has sole dispositive power or sole voting power as to any Shares.
(c) Except as reported in the Statement, as amended by this Amendment No. 2, none of the Reporting Persons nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 7.	Materials to Be Filed as Exhibits
The following amends the information set forth Item 7 of the Statement by adding the following Exhibit 991.

Exhibit 99.1	Joint Filing Agreement, dated as of September 17, 2021, by and between Pfizer Inc. and PF Equity Holdings 1 B.V.

CUSIP NO: 15678U 128	Page 7 of 9

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2021.
PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

PF EQUITY HOLDINGS 1 B.V.

By: /s/ Susan Grant
Name: Susan Grant, Attorney-in-fact on behalf of PF Equity Holdings 1 B.V.
Title: Attorney-in-fact

CUSIP NO: 15678U 128	Page 8 of 9

Schedule I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of the Reporting Persons

Executive Officers and Directors of Pfizer

The business address of each director and executive officer is c/o Pfizer Inc., 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Albert Bourla, DVM, Ph.D. Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Pfizer
Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners
Susan Desmond-Hellmann, M.D., M.P.H. Independent Director	Senior Advisor and Board member of the Bill & Melinda Gates Medical Research Institute
Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP
Scott Gottlieb, M.D. Independent Director	Special Partner, New Enterprise Associates, Inc.’s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute
Helen H. Hobbs, M.D. Independent Director
Investigator of the Howard Hughes Medical Institute
Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center

Susan Hockfield, Ph.D. Independent Director	Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology
Dan R. Littman, M.D., Ph.D. Independent Director	Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center Investigator of the Howard Hughes Medical Institute
Shantanu Narayen Lead Independent Director	Chairman, President and Chief Executive Officer of Adobe Inc.
Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.
James Quincey Independent Director	Chairman and Chief Executive Officer, The Coca-Cola Company. Country of citizenship - United Kingdom.
James C. Smith Independent Director	Chairman of Thomson Reuters Foundation. Retired President and Chief Executive Officer of Thomson Reuters Corporation
William R. Carapezzi Executive Vice President, Global Business Services and Transformation	Executive Vice President, Global Business Services and Transformation, Pfizer
Frank A. D’Amelio Chief Financial Officer, Executive Vice President, Global Supply	Chief Financial Officer, Executive Vice President, Global Supply, Pfizer
Mikael Dolsten, M.D., Ph.D. Chief Scientific Officer and President, Worldwide Research, Development and Medical	Chief Scientific Officer and President, Worldwide Research, Development and Medical, Pfizer

CUSIP NO: 15678U 128	Page 9 of 9

Lidia Fonseca Chief Digital and Technology Officer, Executive Vice President	Chief Digital and Technology Officer, Executive Vice President, Pfizer
Angela Hwang Group President, Pfizer Biopharmaceuticals Group	Group President, Pfizer Biopharmaceuticals Group, Pfizer
Rady Johnson Chief Compliance, Quality and Risk Officer, Executive Vice President	Chief Compliance, Quality and Risk Officer, Executive Vice President, Pfizer
Douglas M. Lankler General Counsel, Executive Vice President	General Counsel, Executive Vice President, Pfizer
Alexander R. MacKenzie, Ph.D. Chief Development Officer, Executive Vice President	Chief Development Officer, Executive Vice President, Pfizer
Aamir Malik Chief Business Innovation Officer, Executive Vice President, Pfizer	Chief Business Innovation Officer, Executive Vice President, Pfizer
Payal Sahni Becher Chief Human Resources Officer, Executive Vice President,	Chief Human Resources Officer, Executive Vice President, Pfizer
Sally Susman Chief Corporate Affairs Officer, Executive Vice President	Chief Corporate Affairs Officer, Executive Vice President Pfizer
John Young Group President	Group President, Pfizer Country of citizenship - Great Britain

Directors of Holdings

The business address of each director is c/o PF Equity Holdings 1 B.V., Rivium Westlaan 142, 2909 LD, Capelle aan den IJssel, Netherlands. Unless otherwise indicated, each director is a citizen of the Netherlands.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Enver Erkan, Director	Country Manager, subsidiary of Pfizer Country of citizenship – Turkey and Great Britain
Iwan Hofs, Director	Senior Director, Tax Planning, subsidiary of Pfizer
Erik Homan, Director	Senior Controller, subsidiary of Pfizer
Eduard Slijkoord, Director	Senior Controller, subsidiary of Pfizer